

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Jane Funk
Chief Financial Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, Iowa 50266

      Re: West Bancorporation, Inc.
         Registration Statement on From S-3
         Filed on February 24, 2023
         File No. 333-269988

Dear Jane Funk:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance